March 7, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eastman Chemical Company Registration Statement on S-4 and Solutia Inc. Preliminary Proxy Statement

Ladies and Gentlemen:

Attached for filing with the Securities and Exchange Commission, on behalf of Eastman Chemical Company (“Eastman”), is a Registration Statement on Form S-4 (the “Registration Statement”) relating to the registration of certain shares of common stock of Eastman to be issued in connection with Eastman’s proposed acquisition of Solutia Inc. (“Solutia”). The Registration Statement includes a preliminary proxy statement of Solutia and a prospectus of Eastman.

Please contact the undersigned, Mark L. Hanson of Jones Day, counsel to Eastman, at (404) 581-8573 (email: mlhanson@jonesday.com) if you have any questions or comments concerning the filing or William B. Sorabella of Kirkland & Ellis LLP, counsel to Solutia, at (212) 446-4932 (email: william.sorabella@kirkland.com) if you have any questions or comments concerning Solutia. Thank you for your attention to this matter.

Very truly yours,

/s/ Mark L. Hanson

Attachment

cc: William B. Sorabella, Esq.